Exhibit 99.16

COMPUTERSHARE INVESTOR SERVICES PLC

AND

GROUPE EUROTUNNEL SA

AGREEMENT IN RELATION TO

CDI NOMINEE SERVICES

Legal Services, Computershare Limited

The Pavilions, Bridgwater Road, Bristol BS99 7NH

Ref: NSA/Eurotunnel/20070405/g

TABLE OF CONTENTS

1	DEFINITIONS AND INTERPRETATION
2	APPOINTMENT AND TERM
3	DUTIES OF COMPUTERSHARE
4	DUTIES OF THE CLIENT
5	FEES AND EXPENSES
6	CREST
7	VALIDITY OF DOCUMENTS AND INSTRUCTIONS
8	RETENTION OF DOCUMENTS
9	DATA PROTECTION
10	CONFIDENTIALITY
11	INTELLECTUAL PROPERTY RIGHTS
12	ELECTRONIC DIRECTIONS FOR VOTING SERVICE
13	ISSUER-ONLINE SERVICE
14	GENERAL LIABILITY AND INDEMNITY
15	TERMINATION
16	CONSEQUENCES OF TERMINATION
17	AGREEMENT NOT EXCLUSIVE
18	USE OF AGENTS
19	NOTICES
20	FORCE MAJEURE
21	CONTRACTS (RIGHTS OF THIRD PARTIES ACT
22	COMPLAINTS
23	AUTHORITY
24	GENERAL
SCHEDULE 1
The Services
SCHEDULE 2
Fees
SCHEDULE 3
Retention of documentation
SCHEDULE 4
Service Standards
SCHEDULE 5
Countries where the Services are to be provided

i

THIS AGREEMENT IS MADE ON 10TH DAY OF April 2007

BETWEEN:

(1)                                 COMPUTERSHARE INVESTOR SERVICES PLC registered in England and Wales under company number 3498808 whose registered office is at The Pavilions, Bridgwater Road, Bristol, BS13 8AE (“Computershare”)

AND

(2)                                 Groupe Eurotunnel SA registered in France under company number 433 385 142 RCS Paris and whose registered office is at 19 Boulevard Malesherbes, 75008 Paris, France (the “Client” or the “Company”).

WHEREAS:

Following the successful completion of the exchange tender offer (the “ETO”) announced by the Client for Eurotunnel Units, the parties have agreed that Computershare will provide nominee services to the Client’s ordinary shareholders and warrant holders to enable them to hold CREST Depositary Interests (“CDIs”) through the CREST system via a nominee company which is a wholly owned subsidiary of Computershare.

IT IS AGREED AS FOLLOWS:

1                      DEFINITIONS AND INTERPRETATION

1.1                              In this Agreement, the following words and phrases shall bear the following meanings unless the context indicates otherwise:

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which banks in the United Kingdom are open for general non-automated business;

“Commencement Date” means 22nd June 2007, subject to the ETO being declared successful;

“CDIs” means the CREST Depository Interests issued by CREST each of which represents an entitlement to the underlying GET SA Shares or Warrants (as the case may be), each being a participating security in the CREST system;

“CRESTCo” means CRESTCo Limited;

“CREST Manual” means the document entitled “CREST Reference Manual” issued by CRESTCo (updated November 2001) or such amendments or substitutes thereof as may be issued by CRESTCo from time to time;

“CREST Regulations”: means the Uncertificated Shares Regulations 2001 (SI 2001/3649) and such other regulations made under Section 207 of the Companies Act 1989 as are applicable to CRESTCo and/or the CREST Service and are from time to time in force;

“CREST Registrar” means a registrar as defined in the CREST Glossary of Terms annexed to the CREST Manual;

‘‘CREST Requirements” means all requirements of CRESTCo for the time being applicable to Computershare as a CREST Registrar and includes, without limiting the generality of the foregoing, all the obligations, conditions and operating procedures for the time being applicable to Computershare as a CREST Registrar under or by virtue of:

                                (i)             Computershare’s agreement with CRESTCo;

                                (ii)            the CREST Rules;

                                (iii)           the CREST Manual;

                (iv)                               any directions for the time being in force given by or for CRESTCo in accordance with the CREST Manual; and/or

                (v)                                  any applicable law or regulation, including the CREST Regulations;

                                “CREST Rules” means rules within the meaning of the CREST Regulations and/or the Financial Services and Markets Act 2000 made by CRESTCo;

                                               “CREST Service” means the system developed and operated by CRESTCo, of which Computershare is a member, for the purpose of enabling companies and other persons to permit the holding of units of GET SA Shares issued by them in uncertificated form and the transfer by means of the system of title to units of such of those GET SA Shares as are held in uncertificated form, as well as the payment of dividends in respect of such GET SA Shares, the making of rights issues and the taking of other corporate actions by participating issuers;

                                               “Confidential Information” means any information of a confidential nature relating to the business of the parties, including without limitation, the Fees, details of Computershare’s systems, software and hardware, including, for the avoidance of doubt, any interface with the Client’s systems and financial or other information to be held on the Nominee Register relating to the Participants;

                                               “Countries” means the jurisdictions set out in Schedule 5 where the Client has specified to Computershare that the Services should be provided;

                                               “Fees” means the fees from time to time payable by the Client to Computershare under this Agreement (including disbursements and out of pocket expenses) as set out in Schedule 2 to this Agreement;

                                               “GET SA Shares” means ordinary shares with a par value of €0.01 each in the Client;

                                               “Holder” means a holder of any or any combination of GET SA Shares or Warrants, or CDIs;

                                               “Intellectual Property Rights” means any and all patents, trade marks, rights in designs, get-up, trade or business names, copyright, and topography rights (whether registered or not), rights in inventions, know-how, trade secrets and other Confidential Information and rights in databases and other intellectual property rights of a similar or corresponding character;

                                               Loss” means any liability, damages, loss, costs, claims or expenses (including any indirect, special or consequential damages, loss, costs, claims or expenses of any kind);

                                               “NomineeCo” means Computershare Company Nominees Limited, or such other wholly owned subsidiary of Computershare as may be nominated by Computershare from time to time to provide the Services, which has been admitted as a system-member of the CREST system and whose business consists solely of acting as a nominee holder of shares on behalf of other persons;

“Nominee Register” means the register of Participants in the Services from time to time;

                                               “Nominee Terms and Conditions” means the terms and conditions under which the Nominee Service is to be provided to Participants as amended from time to time;

                                               “Participant” means an individual, which shall include a corporation, on whose behalf NomineeCo will receive GET SA Shares and/or Warrants and submit them to CRESTCo to participate in the CDI in accordance with the Nominee Terms and Conditions;

                                               “Service Standards” means the service standard requirements and specifications set out in Schedule 4;

                                               “Services” means the nominee service to allow holders of GET SA Shares and/or Warrants to hold CDI’s via NomineeCo to be provided by Computershare to Participants as more particularly set out in Schedule 1;

                                               “Terms and Conditions” shall mean the GET SA Share and Warrant CDI Nominee Account Terms and Conditions;

                                               “Units” means the units representing shares of Eurotunnel SA and Eurotunnel PLC, each Unit comprising one share in Eurotunnel SA and one share in Eurotunnel PLC;

                                               “Warrants” means the warrants entitling holders to subscribe for GET SA Shares which are being offered to holders of Units pursuant to the takeover offer announced by the Client;

                                               “VAT” means any value added tax or similar tax or duty which may be payable by the Client in respect of the Fees.

1.2                              Unless the context otherwise requires, all references to any statute, statutory provision, rule, regulation or any requirement shall be construed as including references to any modification, consolidation or re-enactment of the provision in question for the time being in force.

1.3                              Unless otherwise stated, a reference to a Clause, sub-clause, or Schedule (including part of a Schedule) is a reference to a clause, sub-clause, or schedule (or any part) to this Agreement.  The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

1.4                              Clause headings are for ease of reference only and do not affect the construction of this Agreement.

1.5                              Except where the context otherwise requires, words denoting the singular include the plural and vice versa.

2                      APPOINTMENT AND TERM

2.1                              With effect from the Commencement Date until termination of this Agreement pursuant to Clause 0.2 or Clause 15, the Client hereby appoints Computershare and Computershare agrees both for its own benefit and as trustee for the benefit of its subsidiary undertakings to provide the Services to Participants in accordance with the Nominee Terms and Conditions PROVIDED that Computershare shall not be obliged to provide the Services until it has received such information, acknowledgements and undertakings as it may reasonably require from the Client.

2.2                              Subject to earlier termination under Clause 15 of this Agreement, the appointment of Computershare shall continue for a fixed period of 2 years (the “Initial Period”) and thereafter or until terminated by either party giving to the other not less than 6 months’ notice, such notice not to expire prior to the conclusion of the Initial Period.

3                      DUTIES OF COMPUTERSHARE

3.1                              Computershare shall:

3.1.1                     provide the Services with reasonable skill and care, in accordance with the requirements from time to time of the Companies Acts and the rules of the United Kingdom Listing Authority and/or the London Stock Exchange;

3.1.2                     use its reasonable endeavours to provide the Services throughout the Term substantially in accordance with the Service Standards;

3.1.3                     use its reasonable endeavours to ensure that it only offers the Services to Participants who are resident in the Countries.

3.2                              Computershare shall be responsible for ensuring that it obtains any registration, licence or other authority which is required for it to provide the Services in the Countries save that it shall not be obliged to obtain or maintain any registration, licences or other authority in the Countries after the Commencement Date if the requirements for doing so change and, in Computershare’s reasonable opinion, it become unduly onerous or expensive to do so.  Computershare is not obliged to obtain any registration, licence or other authority to provide the Services to anyone other than Participants who are resident in the Countries.

3.3                              Computershare shall have no responsibility to ensure that Participants using the Services observe any applicable tax, foreign exchange control, securities laws or other rules and regulations with respect to their use of the Services.

4                      DUTIES OF THE CLIENT

4.1                              The Client shall:

4.1.1                     provide all information, data, documentation required by Computershare to properly carry out the Services including information, which concerns or relates to Computershare’s obligations under this Agreement.

4.1.2                     ensure that all information, data and documentation provided by it to Computershare is accurate and complete;

4.1.3                     promptly provide any other information and assistance reasonably requested by Computershare in connection with this Agreement.

4.2                              It shall be the Client’s responsibility to take independent legal and other professional advice as to whether there are any securities laws or other laws, rules or regulations in the Countries that prohibit, restrict or in any way prescribe the provision of the Services and to take steps to ensure that it complies with any such applicable securities laws or other laws, rules or regulations.

4.3                              The Client undertakes to Computershare that no references to Computershare or the Services provided by Computershare will be made in any publication issued by or under control of the Client relating to the Services, without the prior written consent of Computershare unless such reference is required by law or regulation or by the London Stock Exchange, in which case the Client shall use its reasonable endeavours to consult with Computershare as to the form of such reference and to give Computershare a reasonable time to comment on such reference.  Computershare agrees to deal promptly with any request for consent and agrees that it will not unreasonably withhold its consent to any such request.

5                      FEES AND EXPENSES

5.1                              The Client agrees to pay Computershare the Fees and expenses in respect of Services, monthly within 60 days of the date of Computershare’s invoice.

5.2                              Computershare agrees that it will not charge Participants any fee or make any other charge to Participants for providing the Services other than as provided for under the CDI Nominee Terms and Conditions or with the prior consent of the Client.

5.3                              Interest is payable on the balance of any overdue invoice at an annual rate equal to 3% plus the base rate from time to time of The Royal Bank of Scotland plc. Interest shall be calculated daily, on the outstanding balance, from 61 days following the date of the invoice until receipt by Computershare of the Client’s payment in cleared funds.

5.4                              Notwithstanding the right to charge interest under Clause 5.3, if the Client fails to pay the Fees within 60 days of the date of Computershare’s invoice, Computershare may suspend provision of the Services until payment in full is received.

5.5                              Any amount payable by the Client to Computershare pursuant to this Agreement shall be exclusive of Value Added Tax (if any) and Computershare shall be entitled to a sum equal to any Value Added Tax payable on such amount.

6                      CREST

6.1                              The Client acknowledges and agrees that Computershare has been admitted as a CREST Registrar and that accordingly it is obliged to comply with the CREST Requirements and that the CREST Service and the CREST Requirements may be changed from time to time by CRESTCo.

6.2                              The Client agrees that, if at any time there is any conflict between the CREST Requirements to which Computershare is subject and the provisions of this Agreement, the CREST Requirements shall prevail.  Computershare agrees to notify the Client immediately in writing if at any time it becomes aware of any such conflict.

6.3                              Computershare shall be entitled, by serving prior written notice on the Client to change this Agreement (including the description of the Services provided by Computershare) if it reasonably determines that any such change is reasonably necessary or desirable to reflect any change to the CREST Service or CREST Requirements or any law.

6.4                              Computershare agrees that, in connection with its operation as a CREST Registrar, it will use the services of a network provider accredited by CRESTCo in order for it to be able to send and receive dematerialised instructions to and from the CREST Service.  The Client acknowledges and agrees that Computershare shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received through the network provided by the network provider notwithstanding that it may afterwards be discovered that any such instruction or information or purported instruction or information:-

6.4.1                     was not genuine or was not correct;

6.4.2                     was not sent with the authority of any person on whose behalf it was expressed to have been sent;

6.4.3                     was not initiated by the relevant person entitled to give it; or

6.4.4                     was in any other way not given in compliance with the requirements of the CREST Service;

                                               and the Client acknowledges and agrees that Computershare will not be required to take any further steps to verify the validity of any dematerialised instruction received by it through the network facilities provided by the network provider and shall not be responsible to the Client for any Loss suffered or incurred by the Client as a result of any act or omission or failure of any kind on the part of the network provider used by Computershare.

6.5                              Computershare shall not incur any liability to the Client for any Loss suffered or incurred by the Client as a result of the operation, failure, interruption or suspension of or changes to all or any part of the CREST Service by CRESTCo or as a result of any timetable changes in connection with the provision of the CREST Service by CRESTCo.  Computershare shall further not be liable to the Client for any Loss suffered or incurred by the Client as a result of any acts or omissions of Computershare which Computershare reasonably considers are required in order for it to comply with the CREST Requirements.

7                      VALIDITY OF DOCUMENTS AND INSTRUCTIONS

7.1                              In providing the Services, Computershare will receive documents, instructions in writing and instructions in dematerialised form (together “Instructions”) from the Client, Instructions which will be, or purport to be executed by, for or on behalf of Participants. Computershare will act or direct NomineeCo to act (as appropriate) on such Instructions, whether such Instructions relate to the disposal of CDIs, the transfer of CDIs to or from NomineeCo or are otherwise given in relation to the Services and the CDI Dealing Service.

7.2                              Subject to Clause 7.3, the Client acknowledges and agrees that Computershare shall not be required to verify the validity of any document or the execution of any document presented to it pursuant to this Agreement (whether by comparison of signatures or seals or by requiring certification or otherwise) and Computershare shall not be liable to the Client by reason of having accepted as valid any documents of any kind which are forged, not authentic or are untrue.

7.3                              If a document reasonably appears on its face to be invalid, (illegible signatures not of themselves making a document invalid) or the circumstances of a particular case are such as would reasonably put Computershare on inquiry as to the possible validity of a signature or seal then Computershare shall take reasonable steps to investigate the validity of the document. Computershare shall not incur any liability to the Client for negligence or otherwise if, despite taking such reasonable steps, the document is accepted and subsequently is shown to be invalid.

7.4                              Computershare shall (unless otherwise agreed in writing at any time with the Client) take out insurance cover on a “claims made basis” (comprising cover in respect of claims discovered (and not necessarily arising) during the period of the insurance) in respect of forgery, fraud, theft and loss, relative to its duties as registrar.  For the avoidance of doubt the benefit of the insurance cover taken out by Computershare pursuant to this Clause 7.4 shall not be extended to the Client unless otherwise agreed by the parties in writing.

8                      RETENTION OF DOCUMENTS

8.1                              The Client authorises Computershare to hold and destroy records and documents relating to the Nominee Register in accordance with the policies set out in the Schedule 3.

8.2                              The Client acknowledges and agrees that documents shall be considered to be retained by Computershare if copies are available in electronic form or on microfiche. Subject to an electronic copy of the document being available, Computershare shall be under no obligation to retain documents in paper form.

9                      DATA PROTECTION

9.1                              Each party shall comply with the provisions of the Data Protection Act 1998 (the “DPA”) in relation to its processing of any personal data (“the Data”) pursuant to the provisions of this Agreement and the Client, in relation to the Services, and Computershare in relation to the CDI Dealing Service, shall further obtain all necessary consents (if any) from data subjects to the processing by Computershare of Data relating to such data subjects.  Any associated costs or expenses which arise pursuant to this Clause 9.1 in relation to the Services shall be paid by the Client and in relation to the CDI Dealing Service shall be paid by Computershare.

9.2                              The Client shall indemnify and keep indemnified Computershare against any Loss it may suffer as a result of any breach of the provisions of Clause 9.1 in relation to the Services, such indemnity to include (but not be limited to) any fine which may be levied under the DPA.

9.3                              Computershare shall indemnify and keep indemnified the Client against any Loss it may suffer as a result of any breach of the provisions of Clause 9.1 in relation to the CDI Dealing Service, such indemnity to include (but not be limited to) any fine which may be levied under the DPA.

9.4                              Upon receipt of updating material from the Client or Participants in respect of the Data, Computershare shall promptly modify the Data in accordance with the updating material.

9.5                              Computershare shall, on receipt of a written request from the Client to that effect, promptly provide to the Client copies of any Data held by Computershare which the Client may request in order to comply with any subject access request under the DPA.

10               CONFIDENTIALITY

10.1                       Both parties confirm and agree that all Confidential Information obtained whether in preparation for entering into this Agreement or otherwise in the course of performance of their respective obligations under its terms, will be treated by them as secret and confidential and will not be disclosed by them to a third party except:

10.1.1              to employees, agents and sub-contractors instructed by either party in connection with the proper performance of its obligations under the terms of this Agreement and who require such information for the proper performance of their duties; or

10.1.2              to its professional advisers; or

10.1.3              as may be required by law or any regulatory requirement or regulatory or government authority which shall include CRESTCo or to such other person as CRESTCo may direct or as may otherwise be required by the CREST Requirements; or

10.1.4              with the prior written consent of the other party; or

10.1.5              insofar as the information shall have entered the public domain, other than as a result of a breach of this Agreement by the disclosing party.

11               INTELLECTUAL PROPERTY RIGHTS

11.1                       Subject to Clause 11.2, Computershare shall retain ownership of all Intellectual Property Rights in and relating to all methods, formulae, techniques, processes, systems, materials, programs and documentation devised, designed or prepared by or on behalf of Computershare for the purpose of or in connection with its provision of the Services and all other Intellectual Property Rights created by or on behalf of Computershare in connection with this Agreement.

11.2                       The Client shall retain copyright in all data, documentation and other materials provided by it to Computershare in connection with this Agreement.

11.3                       Each party hereby grants, during the Term only, to the other party a non-exclusive, royalty free licence (or sub-licence if appropriate) of, and shall make available to the other parties, all Intellectual Property Rights which are:-

11.3.1              owned by such party; and

11.3.2              subject to Clause 11.4 licensed to and/or used by such party,

                                               to the extent that such Intellectual Property Rights are required by the other party for the purposes of performing its obligations under this Agreement.

11.4                       To the extent that the consent of any third party is required in connection with the grant of any licence or sub-licence of Intellectual Property licensed to or used by the relevant party, that party shall use its reasonable endeavours to obtain such consent as soon as reasonably possible.

12               ELECTRONIC DIRECTIONS FOR VOTING SERVICE

12.1                       If requested by the Client, Computershare shall provide the following additional electronic service to enable Participants to send their instructions to Computershare as to how they would like NomineeCo to vote:

12.1.1              Computershare shall develop and provide a facility via its web-site (or where requested, via the Client’s web-site) to enable Participants to give directions electronically as to how NomineeCo is to vote at any general meeting of members (“the Electronic Directions for Voting Service”);

12.1.2              Computershare shall receive and process electronic instructions on behalf of the NomineeCo;

12.1.3              For each general meeting in respect of which the Electronic Directions for Voting Service is to be offered, Computershare shall ensure that a record is maintained of all  directions given to the NomineeCo; and

12.1.4              Computershare shall from time to time provide the Client with terms and conditions (the “Terms and Conditions for Electronic Directions for Voting”) in accordance with which the Participants may give their directions to the NomineeCo. Participants shall be required to agree to the Terms and Conditions for Electronic Directions for Voting before any such directions may be given.  Computershare shall be responsible for the maintenance and updating (as required) of the Terms and Conditions for Electronic Directions for Voting.

12.2                       Computershare reserves the right to amend the Electronic Directions for Voting Service and at any time and shall provide the Client with prior notice of any such amendments.

13               ISSUER-ONLINE SERVICE

13.1                       The Client shall provide Computershare with details of the individuals authorised to access the Nominee Register held on Computershare’s systems (the “authorised individuals”). Computershare will issue the authorised individuals with a security identification number and a password (the “Security Details”) to permit them to gain view-only access to the Nominee Register, accessed via a secure link from Computershare’s web-site at www.computershare.com.  (the “Issuer-Online Service”).

13.2                       The Client shall procure that the authorised individuals:

13.2.1              keep the Security Details secure and do not disclose them to anyone who is not an authorised individual;

13.2.2              only access or attempt to access the Issuer-Online Service during the term of this Agreement and acting in their professional capacity in good faith in the performance of their duties.

13.3                       Computershare has taken all reasonable care to ensure the accuracy of all factual information on the Issuer-Online Service. Nonetheless the Client acknowledges that such information is subject to change.

13.4                       The identification or use of any third party products, services or web-sites is not an endorsement of such products, services or web-sites. Computershare accepts no responsibility or liability of any kind in respect of any materials on any web-site, which is not under its direct control.

13.5                       Computershare will use its reasonable endeavours to ensure that the Issuer-Online Service remains accessible during normal business hours but accepts no liability for any loss or damage suffered as a result of the non-availability of the Issuer-Online Service however this arises, including communications failure, breakdown or other malfunction. The Client acknowledges that Computershare may vary the mode of operation of, or the facilities of the Issuer-Online Service without reference to the Client.

13.6                       Computershare will use its reasonable endeavours to ensure that the Issuer On-Line Service is secure, but accepts no liability for any loss or damage suffered by any party as a result of any lack of security however this arises.

14               GENERAL LIABILITY AND INDEMNITY

14.1                       Nothing in this Agreement shall be construed as excluding the liability of one party to the other for:

14.1.1              death or personal injury to the extent that it results from its negligence;

14.1.2              any breach of any obligations implied by section 12 of the Sale of Goods Act 1979 and section 2 of the Supply of Goods and Services Act 1982; or

14.1.3              for fraud,

save to the extent it is lawful to do so.

14.2                       The Client shall indemnify and keep indemnified Computershare and NomineeCo on demand from and against all Loss suffered or incurred by Computershare or NomineeCo in providing the Services as a result of or in connection with:

14.2.1              the performance by Computershare of its obligations in relation to the Services under this Agreement (including without limitation any Loss suffered or incurred by Computershare or NomineeCo as a result of an instruction given (or purportedly given) by or on behalf of the Client or any act or omission of the Client);

14.2.2              Computershare acting on any forged, fabricated or other inaccurate, invalid or unauthorised Instructions which purport to be or relate to Instructions from the Participants or from persons with authority to give Instructions on behalf of the Participants; and

14.2.3              any action or claim brought against Computershare by a Participant as a consequence of any Loss that the Participant has suffered owing to a breach of any legal, regulatory or taxation laws or regulations in the jurisdiction in which the Participant is based.

14.3                       Computershare agrees to indemnify and keep indemnified the Client from and against any Loss which any of them may incur in any way arising out of the fraud, negligence or wilful default of Computershare (including it directors, employees or sub-contractors) relating to the Services or any breach of this Agreement.

14.4                       Neither party shall be liable to indemnify the other party to the extent that any Loss arises as a result of the fraud, negligence, wilful default of the other party (or its officers, employees, agents and sub-contractors), or as a result of a breach by the other party of a term of this Agreement.

14.5                       The aggregate liability of Computershare to the Client over any 12 month period, whether such liability arises under any express or implied term of this Agreement, in tort, for misrepresentation, for breach of contract, a contribution or any other duty imposed by law or in any other way shall in no circumstances whatsoever exceed twice the amount of the Fees payable in any 12 month period in respect of a single claim or in the aggregate.

14.6                       Without prejudice to Clauses 14.1 and 14.5 Computershare shall on no account be liable to the Client in respect of any claim unless written notice of the claim has been given to Computershare by or on behalf of the Client (as the case may be) on or before the date which is twelve months after the date on which the Client became aware of the specific act, fact, circumstance or event which gave rise to the claim, or if earlier, the date on which it ought reasonably (having regard to all the circumstances) to have become so aware.

14.7                       If, in a case where the Client is due to pay an amount to Computershare under any indemnity in this Agreement in respect of any Loss, Computershare is unable to obtain a deduction for tax purposes for the amount of the Loss but is liable to tax on the amount due from the Client, the amount so due shall be increased to such sum as after payment of tax will leave Computershare with the amount originally payable under the relevant provision of this Agreement.

14.8                       If any action or claim is brought against Computershare in respect of which Computershare seeks an indemnity from the Client under the provisions of this Agreement, Computershare shall, as soon as reasonably practicable, and in any event within 90 Business Days of it becoming aware of the action or claim, notify the Client in writing of such action or claim and the Client shall be entitled to assume the defence of such action or claim. If the Client assumes the defence of such action or claim, Computershare shall provide the Client with all such information and assistance as it may reasonably request.  All reasonable costs, charges, fees and expenses in respect of such action or claim (whether or not the Client assumes control of the defence) shall be borne by the Client and, to the extent incurred by Computershare, shall be reimbursed by the Client to Computershare on demand.

15               TERMINATION

15.1                       Notwithstanding the provisions of Clause 0, this Agreement may be terminated by either party by notice in writing in the following circumstances:

15.1.1              immediately, if a party, other than the party seeking to give notice, shall be in persistent or material breach of any term of this Agreement and shall not have remedied such breach (if capable of being remedied) within 21 days of receiving notice of such breach and a request for such remedy;

15.1.2              immediately, if there is either insolvency in relation to a party (other than the party seeking to give notice) or a party (other than the party seeking to give notice) goes into liquidation (not being a members’ voluntary winding up) or administration or has a receiver appointed over any part of its undertaking or assets and provided that any arrangement, appointment or order in relation to such insolvency or liquidation, administration or receivership is not stayed, revoked, withdrawn or rescinded (as the case may be), within the period of 30 days, immediately following the first day of such insolvency or liquidation;

15.1.3              immediately, if a party, other than the party seeking to give notice, shall cease to have the appropriate authorisations, which permit it lawfully to perform its obligations envisaged by this Agreement at any time.

15.2                       Computershare and the Company agree that if any of the following events occurs then either party may, at its option, elect to terminate this Agreement with effect from such date as the party electing to terminate the Agreement shall specify in the election:

15.2.1              NomineeCo ceasing to be a member of the CREST Service provided that Computershare shall use its best endeavours to maintain NomineeCo’s CREST member status;

15.2.2              any part of the arrangement for the promotion or provision of the Services being or becoming illegal or otherwise contrary to any legal or regulatory requirement binding on the Company or Computershare;

15.2.3              if, in Computershare’s reasonable opinion, the Services cannot continue to be provided (i) unless amendments are made to the terms on which such services are provided which amendments are not reasonably acceptable to Computershare, or (ii) without exposing Computershare to the risk of proceedings being brought against it by any governmental or regulatory authority.

15.3                       The Client may terminate this agreement by notice in writing if the Client terminates its CDI programme in relation to the GET SA Shares and the Warrants.

16               CONSEQUENCES OF TERMINATION

16.1                       If this Agreement is terminated pursuant to Clause 15:

16.1.1              on termination of the agreement for whatever reason, each party undertakes to complete any transaction already initiated at the effective date of termination;

16.1.2              the parties each agree to take all reasonable steps to ensure that the phasing out of the arrangements envisaged by this Agreement is implemented in an efficient manner and without adverse effect on the Participants or on the business or reputation of the parties;

16.1.3              if, following the date of termination, any amount is payable by any of the parties to one or more of the other parties, the party owing the relevant amount shall pay that amount to the party to whom it is due as soon as practicable;

16.1.4              upon termination of this Agreement Computershare shall, at the Client’s cost, deliver to the Client (or as it may direct) all documents, papers and other records relating to the Nominee Register in its possession which are the property of the Client.  Information which is at that time being held on a computer may be delivered on magnetic tape or in other machine readable form by agreement between the parties, or in the absence of such agreement, by print-out in legible form.

16.2                       In the event of termination by Computershare pursuant to Clause 15.1.2 the Client shall remain liable for all fees and expenses accrued up to and including the date of termination.

16.3                       Any termination of this Agreement pursuant to this Clause shall be without prejudice to any other rights or remedies a party may be entitled to under this Agreement or at law and shall not affect any accrued rights or liabilities of any of the parties nor the coming into or continuance in force of any provision which is expressly or by implication intended to come into or continue in force on or after such termination.

16.4                       The provisions of Clauses 5, 9, 10, 13, 16, 21 and 24.7 shall survive any termination of this Agreement.

17               AGREEMENT NOT EXCLUSIVE

17.1                       Computershare may provide the Services to any other party on such terms as it sees fit and shall not be under any duty to disclose to the Client any matter of which it may become aware in the performance of such duties or of which it may become aware in any capacity other than providing the Services under this Agreement.

17.2                       Nothing in this Agreement shall prevent Computershare (or any associated company) from acquiring, holding or lawfully dealing in Shares issued by the Client for its own account or that of any other person.

18               USE OF AGENTS

18.1                       Computershare shall be entitled from time to time to appoint agents, sub-agents or sun-contractors that are subsidiaries or associated companies of the Computershare group to perform;

18.1.1              any of the Services that Computershare has a duty in terms of this Agreement to perform; or

18.1.2              any supplementary services that the parties may agree to be performed provided that Computershare shall be responsible for the payment of any fees or charges of any sub-agent so appointed. The appointment of a sub-agent shall not in any way affect or derogate Computershare’s obligations and liabilities under this Agreement.

19               NOTICES

                                               Any notices, consents or approvals to be served under this Agreement shall be in writing and may be served by sending it to the relevant party at its address or fax number as last notified to the party giving the notice, and any notice so served shall be deemed to have been served, if sent by first class post, upon the expiry of 48 hours after posting and, if sent by fax, on the date on which it is transmitted or if it is received on a non- Business Day on the first Business Day thereafter.

20               FORCE MAJEURE

20.1                       Subject to Clause 20.2 neither party shall be responsible for delays or failure to perform any of its obligations under the terms of this Agreement resulting from acts beyond the reasonable control of such party.  Such acts shall include, but not limited to, acts of God, strikes, lockout, riots, acts of war, epidemics, governmental regulations superimposed after the fact, communication line failures, power failure, earthquakes or other disasters, or any failure or breakdown of any system, computer or otherwise (a “Force Majeure Event”).

20.2                       If either party is affected by a Force Majeure Event, it shall promptly notify the other party of the nature and extent of the circumstances in question and shall use reasonable endeavours to mitigate and/or eliminate the consequences of such Force Majeure Event (to the extent it can do so without incurring significant costs) and inform the other party of the steps which it is taking and proposes to take to do so.

21               CONTRACTS (RIGHTS OF THIRD PARTIES) ACT

This Agreement may only be relied upon by the parties to it and this Agreement shall not be directly or indirectly enforceable by any other party nor is it intended to confer a benefit on any other party under the Contracts (Rights of Third Parties) Act 1999 or otherwise.

22               COMPLAINTS

                                               Specific complaints or queries from Participants will be dealt with by Computershare in accordance with instructions from time to time given by the Client.  Any complaints or queries which, after being reasonably dealt with by Computershare, are still not resolved and which the person making the complaint or raising the query insists on pursuing further shall be referred by Computershare to the Client by written notice to the Company Secretary (with a copy to the then Head of Legal (or equivalent person)) of the Client whose decision in relation thereto shall be final.  Computershare shall keep a written record of all such decisions as are communicated to it by the Client to which it shall have regard before subsequently referring any other complaints or queries to the Client.

23               AUTHORITY

                                               The Client hereby acknowledges and agrees that, for the purposes of the performance of its obligations under this Agreement, Computershare shall be entitled to accept and rely upon, and the Client shall be bound by, any written instructions given by any person who Computershare reasonably believes is acting on behalf of or is otherwise authorised by, the Client and by any instructions delivered electronically (including but not limited to e-mail) which it is reasonable for Computershare to believe has come from such a person.  This clause shall not be construed as requiring Computershare to take any action on an oral instruction, which it determines (in its absolute discretion) should be given in writing.

24               GENERAL

24.1                       Neither party may assign this Agreement or any rights, benefits or obligations under the terms of this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

24.2                       Nothing contained in this Agreement shall constitute or be deemed to constitute a partnership and none of the parties shall be, or be construed to be, the agent of any of the other parties for any purpose or to have any authority to bind or incur any liability on behalf of any of the other parties, save as otherwise expressly provided in this Agreement.

24.3                       The waiver by either party of a breach or default of any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions nor shall any delay or omission on the part of any party to avail itself of any right, power or privilege that it has or may have under this Agreement operate as a waiver of any breach or default by any other party.

24.4                       If any provision of this Agreement or any part of any such provision is held to be invalid, unlawful or unenforceable, such provision or part (as the case may be) shall be ineffective only to the extent of such invalidity, unlawfulness or unenforceability and shall not prejudice or affect the remainder of such provision or any other provision of this Agreement.

24.5                       No variation to, or modification, amendment or abrogation of this Agreement shall be of any effect unless it is in writing and signed by each of the parties hereto.

24.6                       All the terms of the agreement between the parties are set out in this Agreement and the other agreements and documents referred to in this Agreement and all other terms, conditions, indemnities and warranties, whether express or implied, statutory or otherwise, and all representations (save in respect of fraudulent misrepresentations) whether made orally or in writing are excluded save to the extent that the same appear in this Agreement or such other agreements and documents or are specifically agreed hereafter in writing by the parties and all prior agreements, negotiations and statements are superseded by this Agreement.

24.7                       This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the parties hereby submit to the exclusive jurisdiction of the English courts.

24.8                       This Agreement may be executed by the parties on separate counterparts; each of which shall constitute an original, but both counterparts shall together constitute one and the same instrument.

SCHEDULE 1

THE SERVICES

The Services to be rendered by Computershare shall include:-

1                                        NomineeCo being the legal owner of CDIs for Participants.  NomineeCo will be a member of the CREST system and Computershare will act as a sponsor of NomineeCo for the purposes of the CREST system;

2                                        establishing the Nominee Register of Participants following the completion of the Exchange Tender Offer;

3                                        maintenance of the Nominee Register of Participants for whom NomineeCo holds CDIs  to include maintaining records of the Participants recording full name and full address (including postcode), date of entry, details of the CDIs held, transactions, mandates and email addresses (where applicable) (“the Records”).  Computershare will also maintain any other information which it is required by law or regulatory requirement to maintain in respect of such Participants;

4                                        admitting to the Services qualifying persons who request that NomineeCo transfer their GET SA Shares and/or Warrants to CREST and receive CDIs in return which CDIs Computershare will hold on their behalf through the Services and processing withdrawal forms to either remove their CDIs from the Service into a third party CREST account or to cancel their CDIs and transfer their GET SA Shares and/or Warrants to the principal register via the  CREST system;

5                                        providing the Services to Participants in accordance with the Nominee Service Terms and Conditions;

6                                        processing transfers and making the necessary book entries in the records of NomineeCo;

7                                        routine dealings with probate, powers of attorney, changes of address and similar documents;

8                                        receiving, registering and acting upon dividend payment instructions received from Participants;

9                                        producing data to print a yearly statement per Holder;

10                                 preparing and despatching up to two dividends or other distributions per year in respect of each relevant holding (in accordance with the arrangements from time to time maintained by the Registrar for the payment of dividends to Direct Holders);

11                                 ensuring that all documents issued by the Client which are received by Computershare as the registered holder of CDIs are sent to Participants in accordance with the Nominee Terms and Conditions as soon as practicable following receipt from the Client to include:

11.1                         administering (as between NomineeCo and Participants), the conversion, consolidation, repayment or redemption of GET SA Shares or Warrants or the exercise of subscription rights by Participants in respect of GET SA Shares or Warrants;

11.2                         administering (as between NomineeCo and Participants), rights, capitalisation and other issues, mergers and take-over offers and similar events affecting the GET SA Shares or Warrants and/or of Participants;

12                                 if required by the Client at a later date, implementing arrangements to enable Participants to give electronic directions with respect to how the NomineeCo is to vote at general meetings in accordance with Clause 12;

13                                 providing the CDI Dealing Service to Participants in accordance with the CDI Dealing Service Terms and Conditions;

14                                 if required by the Client, providing the Electronic Directions for Voting Service if requested by the Client;

15                                 on request, providing the Client in writing with such information in respect of Participants as it is entitled to provide the Client in accordance with the CDI Nominee Terms and Conditions. Computershare will allow the Client such access to the Records as they may reasonably require in order to facilitate the administration of the Services provided to Participants; and

16                                 upon receipt of a notification of change of address or change of mandate sending out a security letter to the Participant’s old address and a confirmation note to the Participant’s new address (together a “Change of Address Letter”)

SCHEDULE 2

FEES

The Fees payable by the Client in respect of the Services detailed in Schedule 1 shall be:

1                               an annual fee for the Services of £20,000 per annum payable in equal monthly instalments commencing in the month in which the Commencement Date falls;

2                               the following fees will be payable in respect of holdings

Make up of holding	Fee
CDIs in respect of the GET Shares only	£1.65 per holding per annum
CDIs in respect of the Warrants only	£1.65 per holding per annum
CDIs in respect of the GET SA Shares and Warrants	£1.90 per holding per annum subject to a minimum fee per annum of £10,000

3                               a fee for processing  personalised Forms of Instruction of £1.00 per form received;

4                               a fee for each invalid  personalised Forms of Instruction submitted to Computershare of £1.50;

5                               a fee of £50.00 for each  report on voting instructions received pursuant to the Service;

6                               a fee for attendance at  general meetings  of £350 per person per day.  Travel and accommodation to be charged separately;

7                               a fee for laptops to be utilised at annual general meetings or extraordinary general meetings of £125 per laptop per day;

8                               a fee for each Electronic Instruction processed with respect to the directions given to the NomineeCo as to how it is to vote at general meetings of £0.40 will charged as well as a set up fee of £1,500 per meeting;

9                               a one off management fee of £2,000 in respect of the Warrant subscription together with a fee of £5 for each Participant Warrant subscription subject to a minimum fee of £5,000;

10                        a fee of 23p plus postage per Change of Address letter sent to Participants.

11                        Invoices to be paid in Pounds Sterling or Euros at the prevailing exchange rate at the date of issue in accordance with Clause 5 of this Agreement.

12                        For the purpose of calculating the Fees:

12.1                                 joint holdings of any share shall be treated as one holding;

12.2                                 a holding of more than one class of share shall be counted separately in respect of each class held; and

12.3                                 a holding having different account designations shall be treated as a separate holding in respect of each such account designation.

13                        Where applicable, the Fees have been determined based on the use of standard documentation and forms produced by Computershare’s specialist laser and mail house.  The use of standard documentation and forms is directed at optimising bulk processing time.  Printing costs associated with standard documentation and forms produced by Computershare will be dealt with under paragraph 9 below.  Where non-standard documentation or forms are used resulting in an unreasonable degradation in processing times, associated fees may at the election of Computershare be subject to re-negotiation.

14                        The Client shall in addition to the above fees reimburse Computershare within 60 days of Computershare’s invoice for all network charges, CREST charges including (without limitation) CREST custody fees and out-of-pocket expenses incurred by it in connection with the provision of the Services under this Agreement.  Such expenses shall include (but not by way of limitation) stationery, printing, travel, telephones, postage, storage and legal expenses.

SCHEDULE 3

RETENTION OF DOCUMENTATION

The following retention periods apply for the respective types of records and documents relating to the supply by Computershare of the Services. All retention periods should be read as subject to an overriding obligation to deliver the documents to the Client (in such form as Computershare shall provide) at the end of the Term.

Transfers	6 years
Changes of address	2 years
Dividend Authorities/Mandates	2 years
Paid Dividend Warrants/Cheques	1 year
Grants of representation	During the Term
Court Orders	During the Term
Forms of Acceptance (including cover documents)/Transfer	6 years
Paid Cheques (Sale of Rights, Redemption Cheques, Fractions, etc)	6 years
Forms of Instruction and voting forms	1 year
Routine Correspondence	3 years

All other records and documentation will be retained and disposed of in accordance with Computershare’s normal practice unless otherwise agreed.

Should the Client require any documents or classes of documents to be retained for periods longer than those set out above, additional fees will be payable.

SCHEDULE 4

SERVICE STANDARDS

Area	Standard
Contact Centre Hours	8.30am to 5.30pm Monday to Friday excluding Bank holidays.

Contact Centre - phone Calls	All calls to be answered within an average of 90 seconds.

Correspondence

95% of all correspondence to be responded to in full within an average of five Business Days unless detailed investigation is required, in which case an acknowledgement will be issued within five Business Days.  During exceptional activity periods, the outstanding position will be monitored and agreed with the Client.

Off Market Transfers	all valid transfers to be registered within two Business Days from day of receipt.

Statements of Account	all Statements of Account to be executed as appropriate and despatched within an average of five Business Days of receipt of the transfer.

Changes of Address	95% of all valid amendments to be processed within an average of five Business Days of receipt.

Mandates	all valid mandates to be processed prior to the ensuing dividend record date.

Legal Documents

95% of all valid legal documents such as Marriages, Probates, Powers of Attorney and Court Orders to be registered and replied to within an average of five Business Days from day of receipt.  During exceptional activity periods, the outstanding position will be monitored and agreed with the Client

Duplicate Cheques, Unclaimed Dividends

95% of all correspondence relating to these areas to be responded to in full within an average of five Business Days.  If further investigation is required then an acknowledgement is to be issued within an average of five Business Days.

SCHEDULE 5

COUNTRIES WHERE THE SERVICES ARE TO BE PROVIDED

Austria

Belgium

Chile

Czech Republic

Estonia

Finland

France

Germany

Greece

Hungary

Ireland

Latvia

Liechtenstein

Lithuania

Luxembourg

Malta

Netherlands

Norway

Poland

Portugal

Slovakia

Slovenia

Spain

United Kingdom (including the Channel Islands and Isle of Man).

IN WITNESS WHEREOF THIS AGREEMENT AND THE SCHEDULES ARE EXECUTED AS FOLLOWS:-

EXECUTED FOR AND ON BEHALF OF

COMPUTERSHARE INVESTOR SERVICES PLC

/s/ Naz Sarkar

Authorised Signatory

EXECUTED FOR AND ON BEHALF OF

GROUPE EUROTUNNEL SA

/s/ Jacques Gounon

Authorised Signatory